SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Liquid Holdings Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

53633A 101

(CUSIP Number)

Brian Ferdinand

c/o Ferdinand Trading LLC

224 Muttontown Eastwood Rd.

Muttontown, NY 11791

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 18, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Brian Ferdinand

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,202,598 8 SHARED VOTING POWER - 9 SOLE DISPOSITIVE POWER 4,202,598 10 SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,202,598

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ferdinand Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,963,652 8 SHARED VOTING POWER - 9 SOLE DISPOSITIVE POWER 2,963,652 10 SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,963,652

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

LT World Limited LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 259,953 8 SHARED VOTING POWER - 9 SOLE DISPOSITIVE POWER 259,953 10 SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

259,953

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ferdinand Trading II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 654,943 8 SHARED VOTING POWER - 9 SOLE DISPOSITIVE POWER 654,943 10 SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

654,943

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

LT World Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 153,413 8 SHARED VOTING POWER - 9 SOLE DISPOSITIVE POWER 153,413 10 SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,413

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ferdinand Holdings Investment Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alaska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,012,049 8 SHARED VOTING POWER - 9 SOLE DISPOSITIVE POWER 1,012,049 10 SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,012,049

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Andrea Ferdinand

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,012,049 8 SHARED VOTING POWER - 9 SOLE DISPOSITIVE POWER 1,012,049 10 SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,012,049

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14	TYPE OF REPORTING PERSON

IN

EXPLANATORY NOTE

This Amendment No. 2 amends and restates in its entirety the Schedule 13D originally filed on August 12, 2013 (the “Original 13D”), as amended and restated by Amendment No. 1 thereto filed on March 6, 2014 (“Amendment No. 1”).

ITEM 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock” or the “Shares”), of Liquid Holdings Group, Inc. (the “Issuer” or the “Company”), with its principal executive offices located at 800 Third Avenue, 39th Floor, New York, New York 10022.

ITEM 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

Brian Ferdinand, a United States Citizen;

Ferdinand Holdings LLC, a Delaware limited liability company (“Ferdinand Holdings”);

LT World Limited LLC, a Delaware limited liability company (“LT World Limited”);

Ferdinand Trading II LLC, a Delaware limited liability company (“Ferdinand Trading”);

LT World Partners LLC, a Delaware limited liability company (“LT World Partners”);

Ferdinand Holdings Investment Trust, an Alaska trust (“FHIT”); and

Andrea Ferdinand, a United States citizen.

As of April 18, 2014, the principal occupation of Brian Ferdinand is managing his personal investments, acting as a strategic advisor to the Company and acting as a general business consultant. Mr. Ferdinand is the sole member of each of LT World Limited, Ferdinand Trading and LT World Partners, and the sole voting member of Ferdinand Holdings, and the principal business of each of the foregoing entities is to act as a personal investment/business vehicle for Mr. Ferdinand. The principal business of FHIT is to act as a trust established by Mr. Ferdinand for the benefit of his wife, Andrea Ferdinand, and children. Andrea Ferdinand is the sole Trustee of FHIT. The principal occupation of Andrea Ferdinand is acting as a homemaker.

The principal office or business address of each Reporting Person is c/o Ferdinand Trading LLC, 224 Muttontown Eastwood Rd., Muttontown, NY 11791. By virtue of being the sole member of each of LT World Limited, Ferdinand Trading and LT World Partners, and the sole voting member of Ferdinand Holdings, Mr. Ferdinand may be deemed to beneficially own the Shares held directly by such entities; Mr. Ferdinand disclaims beneficial ownership of such Shares. By virtue of being the sole Trustee of FHIT, Andrea Ferdinand may be deemed to beneficially own the Shares held directly by FHIT; Andrea Ferdinand disclaims beneficial ownership of such Shares.

(d)–(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding fees and expenses) used by the Reporting Persons in making the purchase of 80,079 shares of Common Stock on July 31, 2013 (as described in Item 5(c) of the Original 13D) was $720,711 from personal funds of Mr. Ferdinand. The source and amount of funds (excluding fees and expenses) used by the Reporting Persons in making the purchase of 153,413 shares of Common Stock on March 3, 2014 (as described in Item 5(c) of Amendment No. 1) was $794,050 from personal funds of Mr. Ferdinand.

ITEM 4. Purpose of Transaction.

On April 18, 2014, as more fully described in the Company’s Form 8-K filed on April 22, 2014: (1) Mr. Ferdinand resigned as Vice Chairman and a member of the Board of Directors (the “Board”) of the Company; (2) Mr. Ferdinand resigned from his position as the Company’s Head of Corporate Strategy; (3) the Company and Mr. Ferdinand entered into a separation agreement; (4) the Company and Mr. Ferdinand entered into a consulting agreement which provides for Mr. Ferdinand to remain a consultant to the Company for a two-year period; (5) Mr. Ferdinand’s employment agreement with the Company dated as of June 11, 2013 was terminated (except that Mr. Ferdinand retained his previously issued restricted stock unit award); and (6) Mr. Ferdinand entered into a lock-up agreement described in Item 6 below. Mr. Ferdinand’s resignation was not due to any disagreement with the Company, the Board or the Company’s management.

On May 20, 2014, the Company issued shares of its Common Stock in a public offering (the “Offering”) pursuant a prospectus dated May 15, 2014 (the “Prospectus”), which resulted in a decrease in the beneficial ownership of the Reporting Persons as a percentage of the Company’s outstanding shares of Common Stock.

None of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may determine to dispose of their Shares, in whole or in part, or acquire additional Shares, at any time and from time to time, subject to applicable laws. The Reporting Persons may also decide to develop and/or change the Reporting Persons’ intentions with respect to the Shares. Any such decision would be based on the Reporting Persons’ assessment of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for the Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons.

ITEM 5. Interest in Securities of the Issuer.

(a) See chart below, which information is given as of the close of business on July 14, 2014, the day before the filing of this Amendment No. 2. The percentages set forth in this response are based on 56,842,093 shares of Common Stock outstanding as of May 20, 2014 after giving effect to the Offering as reported in the Prospectus.

Reporting Person	Shares Beneficially Owned	Percent of Class
Brian Ferdinand	4,202,598	7.4%
Ferdinand Holdings	2,963,652	5.2%
LT World Limited	259,953	0.5%
Ferdinand Trading II	654,943	1.2%
LT World Partners	153,413	0.3%
Ferdinand Holdings Investment Trust	1,012,049	1.8%
Andrea Ferdinand	1,012,049	1.8%
All Reporting Persons as Group	5,214,647	9.2%

(b) Mr. Ferdinand has sole power to vote or direct the vote of and to dispose or direct the disposition of the 170,637 shares of Common Stock that he individually owns. Mr. Ferdinand and Ferdinand Holdings each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 2,963,652 shares of Common Stock held by Ferdinand Holdings. Mr. Ferdinand and LT World Limited each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 259,953 shares of Common Stock held by LT World Limited. Mr. Ferdinand and Ferdinand Trading each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 654,943 shares of Common Stock held by Ferdinand Trading. Mr. Ferdinand and LT World Partners each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 153,413 shares of Common Stock held by LT World Partners. Andrea Ferdinand and FHIT each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,012,049 shares of Common Stock held by FHIT.

(c) The Reporting Persons did not effect any transactions in the Common Stock in the last sixty (60) days, other than as follows:

Reporting Person	Transaction Type	Transaction Date	Qty	Price Per Share
Brian Ferdinand	Vesting of RSUs	5/15/2014	170,637	N/A
Brian Ferdinand	Gift to FHIT	5/20/2014	1,012,049	N/A
FHIT	Gift from Brian Ferdinand	5/20/2014	1,012,049	N/A

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Company has entered into a registration rights agreement with certain of its stockholders, including the Reporting Persons, pursuant to which the Company has granted to such stockholders, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require the Company to register under the Securities Act of 1933 shares of the Company’s common stock (and other securities convertible into or exchangeable or exercisable for shares of the Company’s common stock) otherwise held by them. Shares registered under any such registration statement will be available for sale in the open market unless restrictions apply. The form of such registration rights agreement is attached hereto as Exhibit B and is incorporated herein by reference.

Page11 of 15

On March 3, 2014, Brian Ferdinand pledged 1,012,049 shares of Common Stock and Ferdinand Trading pledged 654,943 shares of common stock, in each case to Global Prime Partners Ltd. as security for a loan. Such 1,012,049 shares were gifted to FHIT on May 20, 2014 and remain subject to such pledge.

Pursuant to Brian Ferdinand’s prior employment agreement with the Company (the form of which is attached hereto as Exhibit C and is incorporated herein by reference), he was granted 341,274 RSUs, half of which vested on May 15, 2014 and the remainder of which will vest on May 15, 2015 (notwithstanding the termination of the employment agreement as described in Item 4 above).

In connection with Mr. Ferdinand’s resignation as a director and employee of the Company as described in Item 4 above, the Reporting Persons have entered into a lock-up agreement (the “Company Lock-up Agreement”) with the Company in respect of their shares of Common Stock. Pursuant to the terms of the Company Lock-Up agreement, the Reporting Persons have agreed with the Company that, without the Company’s prior written consent and in each case subject to certain exceptions, during the period beginning on April 18, 2014 through and including April 17, 2015, they will not sell any of the 5,214,647 shares of the Common Stock that they own, representing approximately 9.2% of the issued and outstanding Common Stock. A copy of the Company Lock-up Agreement is attached hereto as Exhibit D and is incorporated herein by reference.

In connection with the Offering, the Reporting Persons have entered into lock-up agreements (collectively, the “Underwriter Lock-Up Agreement”) with the underwriters of such public offering in respect of their shares of Common Stock. Pursuant to the terms of the Underwriter Lock-Up Agreement, the Reporting Persons have agreed, subject to certain exceptions, for 90 days after the public offering, they will not sell any of the 5,214,647 shares of the Common Stock that they own, representing approximately 9.2% of the issued and outstanding Common Stock. The underwriters may, in their sole discretion and at any time and from time to time, release all or any portion of the Common Stock from the foregoing restrictions. The form of the Underwriter Lock-up Agreement is attached hereto as Exhibit E and is incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits.

No.	Description

A	Joint Filing Agreement (filed herewith)

B	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.25 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 19, 2013)

C	Form of Employment Agreement (incorporated by reference to Exhibit 10.22 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 19, 2013)

D	Lock-up Agreement dated April 18, 2014 in favor of Liquid Holdings Group, Inc. (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on April 22, 2014)

E	Form of Lock-up Agreement dated April 28, 2014 in favor of JMP Securities LLC (incorporated by reference to Annex II to Exhibit 1.1 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on April 30, 2014)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 15, 2014

Brian Ferdinand
Ferdinand Holdings LLC
LT World Limited LLC
Ferdinand Trading II LLC
LT World Partners LLC

By:	/s/ Brian Ferdinand
Brian Ferdinand, for himself, as the Sole Voting
Member of Ferdinand Holdings, and as the Sole
Member of each of LT World Limited,
Ferdinand Trading and LT World Partners

Andrea Ferdinand
Ferdinand Holdings Investment Trust

By:	/s/ Andrea Ferdinand
Andrea Ferdinand, for herself and as Trustee
of FHIT

EXHIBIT INDEX

No.	Description

A	Joint Filing Agreement (filed herewith)

B	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.25 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 19, 2013)

C	Form of Employment Agreement (incorporated by reference to Exhibit 10.22 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 19, 2013)

D	Lock-up Agreement dated April 18, 2014 in favor of Liquid Holdings Group, Inc. (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on April 22, 2014)

E	Form of Lock-up Agreement dated April 28, 2014 in favor of JMP Securities LLC (incorporated by reference to Annex II to Exhibit 1.1 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on April 30, 2014)

Page 15 of 15